Exhibit 12
PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges
(in millions of dollars)

	Six Months Ended June 30, 2013	Three Months Ended June 30, 2013
Earnings before income taxes	$6,237	$3,086
Add (deduct):
Equity in net loss of less than 50% owned affiliates	9	5
Dividends from less than 50% owned affiliates	1	1
Fixed charges	592	302
Interest capitalized, net of amortization	2	1
Earnings available for fixed charges	$6,841	$3,395
Fixed charges:
Interest incurred	$539	$276
Portion of rent expense deemed to represent interest factor	53	26
Fixed charges	$592	$302
Ratio of earnings to fixed charges	11.6	11.2

Exhibit 12
PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges
(in millions of dollars)

	For the Years Ended December 31,
	2012	2011	2010	2009	2008
Earnings before income taxes	$12,987	$12,532	$10,324	$9,243	$9,937
Add (deduct):
Equity in net loss (earnings) of less than 50% owned affiliates	17	10	8	6	64
Dividends from less than 50% owned affiliates	—	—	—	—	12
Fixed charges	1,115	1,042	1,069	1,006	618
Interest capitalized, net of amortization	2	(2)	1	2	(11)
Earnings available for fixed charges	$14,121	$13,582	$11,402	$10,257	$10,620
Fixed charges:
Interest incurred	$1,009	$940	$976	$920	$543
Portion of rent expense deemed to represent interest factor	106	102	93	86	75
Fixed charges	$1,115	$1,042	$1,069	$1,006	$618
Ratio of earnings to fixed charges	12.7	13.0	10.7	10.2	17.2